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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*



                                NSC Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)


                     Common Stock $.01 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  00062938T1
--------------------------------------------------------------------------------
                                (CUSIP Number)


                    Herbert A. Getz, Senior Vice President,
                         General Counsel and Secretary
                            Waste Management, Inc.
                             3003 Butterfield Road
                           Oak Brook, Illinois 60523
                                (630) 572-8840
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                               January 15, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 00062938T1                                     PAGE 2 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Waste Management, Inc.
      IRS Identification No. 36-266073
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      Not Applicable                                            (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
      Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            4,010,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             4,010,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------

      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,010,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    [_]
      Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      41.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 00062938T1                                     PAGE 3 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Chemical Waste Management, Inc.
      IRS Identification No. 36-2989152
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      Not Applicable                                            (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
      Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            4,010,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             4,010,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------

      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,010,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    [_]
      Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      41.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 00062938T1                                     PAGE 4 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Wheelabrator Technologies, Inc.
      IRS Identification No. 22-2678047
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      Not Applicable                                            (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
      Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            4,010,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             4,010,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------

      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,010,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    [_]
      Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      41.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 00062938TI                                     PAGE 5 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Rust Industrial Services Inc.
      IRS Identification No. 63-1081057
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2    Not Applicable                                            (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    Not Applicable

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            4,010,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             4,010,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    4,010,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    [_]
      Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    41.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14    CO

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.  00062938TI                                    PAGE 6 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Rust International Inc.
      IRS Identification No. 63-1081055
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2    Not Applicable                                            (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    Not Applicable

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            4,010,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             4,010,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------

      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    4,010,000


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    [_]
      Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    41.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14    CO

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 1 relates to the Statement on Schedule 13D originally filed on May 14, 1993 jointly by Waste Management, Inc., a Delaware corporation, Chemical Waste Management, Inc., a Delaware corporation, Wheelabrator Technologies Inc., a Delaware corporation, by Rust International Inc., a Delaware corporation, and by Rust Industrial Services Inc., a Delaware corporation. This Amendment is being filed electronically via the Securities and Exchange Commission's EDGAR system. Pursuant to the applicable EDGAR rules, this Amendment amends and restates the information contained in the original Statement.


Item 1 -- Security and Issuer.
 ..............................

     This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of NSC Corporation (the "Company"), a Delaware corporation which has its principal executive offices at 49 Danton Drive, Methuen, MA 01844.


Item 2 -- Identity and Background.
 ..................................

     (a), (b), (c): The original Schedule 13D was filed by Rust Industrial Services Inc. ("Rust Services") (formerly known as Rust Services Inc.), the successor-in-interest to The Brand Companies, Inc. ("Brand," references in this document to Brand or Rust Services shall include references to Rust Services as the successor to Brand) by operation of law pursuant to the filing of a Certificate of Merger with the Delaware Secretary of State on May 7, 1993 providing for the merger of Brand with and into Rust Services with Rust Services being the surviving corporation in the merger (the "Merger"), Rust International Inc. ("Rust International"), the owner of 100% of the outstanding capital stock of Rust Services, Chemical Waste Management, Inc. ("CWM"), then the owner of approximately 56% of the outstanding common stock of Rust International; Wheelabrator Technologies Inc. ("WTI"), the owner of approximately 40% of the outstanding common stock of Rust International; and Waste Management, Inc. ("WMX"), then the owner of approximately 77% of the outstanding common stock of CWM and 56% of the outstanding common stock of WTI. Each of Brand, Rust Services, Rust International, CWM, WTI and WMX is a Delaware corporation. The principal business address and location of the principal executive offices of
(i) each of Rust Services and Rust International is 3001 Butterfield Road, Oak Brook, Illinois 60523 (ii) CWM is 3001 Butterfield Road, Oak Brook, Illinois 60523; (iii) WTI is Liberty Lane, Hampton, New Hampshire 03842; and (iv) WMX is 3003 Butterfield Road, Oak Brook, Illinois 60523. The original Schedule 13D was filed in connection with Brand's acquisition of 4,010,000 shares of Common Stock of the Company. Since the date of the original Schedule 13D, CWM has become a wholly-owned subsidiary of WMX, WTI has become an approximately 67%-owned subsidiary of WMX; Rust International currently is owned 4% by WMX, 56% by CWM and 40% by WTI.

     Rust Services is a wholly owned subsidiary of Rust International which was formed to effectuate the Merger. At the time of the filing of the original
Schedule 13D, Rust International was a leading provider of engineering, construction, environmental and infrastructure consulting, hazardous substance remediation and other on-site industrial and related services primarily to clients in government and in the chemical, petrochemical, energy, nuclear, utility, pulp and paper, manufacturing and other industries. Since then, Rust International has disposed of certain of these businesses. The principal business of CWM was then to provide integrated hazardous waste management services in the United States, including transportation, treatment, resource recovery and disposal of chemical waste and low-level radioactive waste. WTI was then a leading developer of facilities and systems for, and provider of services to, the trash-to-energy, energy, environmental and general industrial markets, including trash-to-energy components and facilities, materials cleaning equipment, water and wastewater treatment, and air pollution control systems. Since the filing of the original
Schedule 13D, WTI has disposed of subtantially all of these businesses other than the trash-to-energy business. WMX, together with its subsidiaries, was then a leading international provider of comprehensive environmental, engineering and construction, industrial and related services, including integrated solid waste management services consisting of collection, transportation, storage, transfer, resource recovery and disposal to commercial, industrial, municipal and residential customers as well as to other waste management companies. As noted above, certain of these businesses have been disposed of.

     The name, business address, and principal occupation of each of the directors and executive officers of Rust Services, Rust International, CWM, WTI and WMX on the date of the original Schedule 13D are set forth in Appendix I which was attached to the original Schedule 13D and is incorporated herein by reference.

     (d), (e): None of Rust Services, Rust International, CWM, WTI nor WMX, nor, to the best of their knowledge, any director of executive officer of any of them, has been during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanor) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f): Each director and executive officer of Rust Services, Rust International, CWM, WTI and WMX listed in Appendix I to the original Schedule 13D is a citizen of the United States.

Item 3 -- Source and Amount of Funds or other Consideration.

     The original Schedule 13D relates to the acquisition by Brand of 4,010,000 shares of the Common Stock on May 4, 1993, pursuant to a Purchase Agreement dated December 23, 1992 among the Company, NSC Industrial Services Corp. ("NSCIS"), a Delaware corporation, OHM corporation ("OHM"), Brand, and WMX (the Company, NSCIS, OHM, Brand and WMX are hereinafter collectively referred to as the "Parties"), as amended by the First Amendment to the Agreement dated January 31, 1993 among the Parties (the "First Amendment"), the Second Amendment to the Agreement dated February 28, 1993 among the Parties (the "Second Amendment") and the Third Amendment to the Agreement dated May 4, 1993 (the "Third Amendment") among the Parties (the Purchase Agreement, the First Amendment, the Second Amendment and the Third Amendment are hereinafter collectively referred to as the "Agreement"). This discussion is qualified in its entirety by reference to the Agreement, a copy of which was included as Exhibit 1 to the original
Schedule 13D. On May 7, 1993, Rust acquired Brand's interest in NSC pursuant to the Merger.

     On May 4, 1993, the closing of the transactions contemplated by the Agreement occurred (the "Closing"), pursuant to which Brand transferred to the Company all of the properties, business, and assets of Brand's asbestos abatement division (the "Division"), except for certain properties, business and assets described in the Third Amendment which were to be transferred to the Company at a future date, in consideration for the Common Stock and certain assets of the Company as described in the Agreement. In addition, Brand agreed to provide a $25,000,000 subordinated revolving credit facility to the Company. The Purchase Agreement also prohibits WMX and certain of its affiliates from engaging in the asbestos abatement business in North America for a five-year period after the Closing.

Item 4 -- Purpose of Transaction.

     The acquisition of the Common Stock by Brand was part of the consideration for the Company's purchase of the Division. Brand acquired the Common Stock for investment. Pursuant to the Agreement, Brand also acquired 100% of the issued and outstanding common stock of NSCIS, which owned 100% of the issued and outstanding common stock of Combined Plant Services Corp., Gundersen/Viking Corp., Miami Valley Pressure Cleaning, Inc. And M.V. Industrial Services, Inc., providers of industrial maintenance and cleaning services.

     Pursuant to the Agreement, for a period of five years immediately following the Closing, neither OHM nor Brand shall, without the prior written consent of the other, own, beneficially or of record, or control, directly or indirectly, an amount of the Company's Common Stock exceeding 50% of the issued and outstanding Common Stock. OHM further agreed that if, during the two-year period commencing with the Closing, OHM has a bona fide intention to sell or otherwise dispose of 5% or more of the then number of shares of Common Stock beneficially owned by OHM (other than to any affiliate of OHM) pursuant to a bona fide offer or series of offers by any purchaser, Brand shall have the right to require, as a condition to such proposed sale by OHM, that the purchaser purchase from Brand, at the same price per share of Common Stock and on the same terms and conditions as in such proposed sale by OHM, the number of shares of the Common Stock beneficially owned by Brand and designated by it to be included in such proposed sale up to a maximum of 50% of the number of shares of Common Stock sought to be purchased by the purchaser pursuant to the offer(s) to OHM.

     Brand agreed that, for a period of two years immediately following the Closing, it shall not transfer or assign any of the Common Stock, other than (a) to WMX or any of its direct or indirect subsidiaries, provided, however, that prior to any such transfer or assignment to WMX or any of WMX's direct or indirect subsidiaries, such transferee shall assume all of Brand's rights and liabilities under the Agreement and Brand shall also continue to be liable thereunder, or (b) pursuant to the tag-along rights discussed above.

     Pursuant to the Agreement, the Company, Brand and OHM entered into a registration rights agreement (the "Registration Rights Agreement"). The following discussion is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which was included as Exhibit 2 to the original Schedule 13D. Pursuant to the Registration Rights Agreement, each of Brand and OHM has been granted the right to demand registration, at its own expense, of all or a portion of the Common Stock (but not less than 500,000 shares of Common Stock) held by it on no more than three occasions during the term of the Registration Rights Agreement, which expires six years after the Closing. No more than one such registration may be demanded in any six month period. Each of Brand and OHM also has the right to "piggyback" on any Company-initiated offering during the same time period and to include such number of shares of Common stock in such offering as it may request, subject to certain "cut-back" limitations, pursuant to which the number of shares of Common Stock to be included in such offering for the account of Brand and OHM will be reduced on a pro rata basis in an amount to be determined by the managing underwriter or underwriters for such offering.

     Each of OHM and the Company has agreed that, for so long as Brand shall own, beneficially or of record, or control, directly or indirectly, at least 20% of the issued and outstanding Common Stock, neither OHM nor the Company shall take any action, or omit to take any action, without the prior written consent of Brand, that would have the effect of the Company entering into acquisitions, dispositions, joint ventures, or capital expenditures involving more than $10,000,000 of the Company's resources in any single transaction or series of related transactions (including acquisitions of more than one entity in a new line of business) or any merger or consolidation of the Company with another entity. Each of Brand and the Company has agreed that, for so long as OHM shall own, beneficially or of record, or control, directly or indirectly, at least 20% of the issues and outstanding Common Stock, neither Brand nor the Company shall take any action, or omit to take any action, without the prior written consent of OHM, that would have the effect of the Company entering into acquisitions, dispositions, joint ventures, or capital expenditures involving more than $10,000,000 of the Company's resources in any single transaction or series of related transactions (including acquisitions of more than one entity in a new line of business) or any merger or consolidation of the Company with another entity.

     Pursuant to the Agreement, for so long as OHM and Brand each own 20% or more of the outstanding Common Stock, each of Brand and OHM shall have the right to nominate certain members of the board of directors of the Company. Currently, the Company's board of directors consists of seven members, two of which are nominees of Rust Services. After the distribution by OHM of shares of the Company's Common Stock owned by OHM referred to in the immediately following paragraph, Rust Services will have a majority ownership of the Company.

     In connection with an Agreement and Plan of Merger (the "OHM Merger Agreement"), dated as of January 15, 1998, among OHM, International Technology Corporation ("Parent") and IT-Ohio, Inc. ("Merger Sub"), pursuant to which Merger Sub will make a tender offer for 13,933,000 shares of common stock, $.10 par value per share, of OHM ("OHM Common Stock"), and, subsequent to the consummation of the tender offer, Merger Sub will merge with and into OHM, with OHM becoming a wholly-owned subsidiary of Parent (the "OHM Merger Transactions"), OHM has agreed to pay a pro rata distribution of all of the shares of Common Stock of the Company held by OHM to OHM shareholders. Rust Remedial Services Holding Company Inc., a wholly-owned subsidiary of Rust International, being the beneficial owner of approximately 35% of the outstanding shares of OHM Common Stock, will receive approximately 1,407,000 shares of Common Stock of the Company as a result of such distribution by OHM. After such distribution, Rust will own approximately 54% of the outstanding shares of Common Stock of the Company. The OHM Merger Transactions are described in detail under Item 2 of OHM's statement on Schedule 14D-9 dated January 16, 1998, which section (which is Exhibit 4 hereto) is incorporated herein by reference. Additional information concerning the Merger Transactions and the distribution of shares of Common stock of the Issuer by OHM is contained in the OHM Merger Agreement (which is Exhibit 5 hereto), which is incorporated herein by reference.

     Other than as described above, none of Rust Services, Rust International, CWM, WTI nor WMX has any plans or proposals which relate to or may result in any of the matters listed in Items 4(a)-(j) of Schedule 13D, although they each reserve the right to develop such plans.

Item 5 -- Interest in Securities of the Issuer.

     (a), (b): Rust Services, as successor-in-interest to Brand pursuant to the Merger, is the beneficial owner of record of 4,010,000 shares of Common Stock which constitutes approximately 41% of the issued and outstanding shares of Common Stock, and has the sole power to vote such shares. Rust Services' right to dispose of its shares of Common Stock is subject to certain restrictive covenants set forth in the Agreement and discussed in Item 4 hereinabove.

     Because of its 100% ownership of Rust Services' common stock, Rust International is a beneficial owner of the 4,010,000 shares of Common Stock held by Rust Services and has the indirect power to vote and dispose of the Company's shares owned by Rust Services. Neither Rust Services nor Rust International has any other interest, direct or indirect, in any securities of the Company. Because of their approximately 56% and 40% ownership, respectively, of Rust International's common stock, CWM and WTI may each be deemed to have the indirect power to vote and dispose of the Company's shares owned by Rust Services and thus also to beneficially own them, but CWM and WTI disclaim beneficial ownership of such shares and their joining in the filing of this
Schedule 13D shall not be construed as an admission that they are beneficial owners of such shares. Neither CWM nor WTI has any other interest, direct or indirect, in any securities of the Company. Because of its 100% ownership of CWM's common stock, approximately 67% ownership of WTI's common stock and approximately 4% ownership of Rust International, WMX may be deemed to have the indirect power to vote and dispose of the Company's shares owned by Rust Services and thus also to beneficially own them, but WMX disclaims beneficial ownership of such shares and its joining in the filing of this Schedule 13D shall not be construed as an admission that WMX is the beneficial owner of such shares. WMX has no other interest, direct or indirect, in any securities of the Company. To the knowledge of Rust Services, Rust International, CWM, WTI and WMX, no director or executive officer listed on Appendix I to the original
Schedule 13D beneficially owns any shares of Common Stock.

     (c) Except as otherwise described herein, none of Rust Services, Rust International, CWM, WTI nor WMX, nor, to the best of their knowledge, any director or executive officer listed on Appendix I to the original Schedule

13D, has engaged in any transaction in the Common Stock during the past 60 days.

     (d) Rust Services has the exclusive right to receive dividends from, or the proceeds from the sale of, all of the shares of Common Stock which it holds.

     (e) Not applicable.

Item 6 - Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

     Except as provided in the Agreement and the Registration Rights Agreement, or as otherwise described above in Item 4, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in
Item 2 or between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7 - Material to be Filed as Exhibits.

Exhibit No.                         Description

     1 Purchase Agreement among NSC Corporation, NSC Industrial Services Corp., OHM Corporation, The Brand Companies, Inc., and Waste Management, Inc., dated December 23, 1992, and First Amendment, Second Amendment, and Third Amendment thereto (filed with original Schedule 13D).

     2 Registration Rights Agreement among NSC, OHM and Brand, dated May 4, 1993 (filed with original Schedule 13D).

     3 Agreement dated as of May 13, 1993 among Rust Services, Rust International, CWM, WTI and WMX regarding the filing of Statement on Schedule 13D (filed with original Schedule 13D).

     4 Item 2 of OHM's statement on Schedule 14D-9 dated January 16, 1998 (incorporated by reference, Commission file no. 1-9654).

     5 Agreement and Plan of Merger dated as of January 15, 1998 among OHM Corporation, International Technology Corporation and IT-Ohio, Inc. (incorporated by reference to Exhibit 3 to OHM's statement on Schedule 14D-9 dated January 16, 1998, Commission file No. 1-9654).

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


                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, Waste Management, Inc. certifies that the information set forth in this Amendment is true, complete and correct.

                                       WASTE MANAGEMENT, INC.


                                       By: /s/ Herbert A. Getz
                                           -----------------------------
                                           Senior Vice President,
                                           General Counsel and Secretary


Dated: January 19, 1998

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, Wheelabrator Technologies Inc. certifies that the information set forth in this Amendment is true, complete and correct.

                                       WHEELABRATOR TECHNOLOGIES INC.


                                       By: /s/ Thomas A. Witt
                                           ---------------------------
                                           Secretary


Dated: January 19, 1998

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, Chemical Waste Management, Inc. certifies that the information set forth in this Amendment is true, complete and correct.

                                       CHEMICAL WASTE MANAGEMENT, INC.


                                       By: /s/ Thomas A. Witt
                                           ---------------------------
                                           Secretary


Dated: January 19, 1998

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, Rust Industrial Services Inc. certifies that the information set forth in this Amendment is true, complete and correct.


                                       RUST INDUSTRIAL SERVICES INC.


                                       By: /s/ Dale B. Tauke
                                           -------------------------
                                           Vice President


Dated: January 19, 1998

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, Rust International Inc. certifies that the information set forth in this Amendment is true, complete and correct.

                                       RUST INTERNATIONAL INC.


                                       By: /s/ Herbert A. Getz
                                           ------------------------------
                                           Vice President


Dated: January 19, 1998

                                 EXHIBIT INDEX


Exhibit No.                       Description
-----------                       -----------

     1 Purchase Agreement among NSC Corporation, NSC Industrial Services Corp., OHM Corporation, The Brand Companies, Inc., and Waste Management, Inc., dated December 23, 1992, and First Amendment, Second Amendment, and Third Amendment thereto (filed with original Schedule 13D).

     2 Registration Rights Agreement among NSC, OHM and Brand, dated May 4, 1993 (filed with original Schedule 13D).

     3 Agreement dated as of May 13, 1993 among Rust Services, Rust International, CWM, WTI and WMX regarding the filing of Statement on Schedule 13D (filed with original Schedule 13D).

     4 Item 2 of OHM's statement on Schedule 14D-9 dated January 16, 1998 (incorporated by reference, Commission file no. 1-9654).

     5 Agreement and Plan of Merger dated as of January 15, 1998 among OHM Corporation, International Technology Corporation and IT-Ohio, Inc. (incorporated by reference to Exhibit 3 to OHM's statement on Schedule 14D-9 dated January 16, 1998, Commission file No. 1-9654).